[KORN FERRY LETTERHEAD]

March 15, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li and Rufus Decker

VIA EDGAR

Re:	Korn Ferry
Form 10-K for the Fiscal Year Ended April 30, 2020
Filed July 15, 2020
File No. 001-14505

Dear Ms. Li and Mr. Decker,

This letter responds to your letter dated March 4, 2021, regarding Korn Ferry’s (the “Company”) annual report on Form 10-K for the fiscal year ended April 30, 2020 (filed July 15, 2020). Your comment from the March 4, 2021 letter is set forth below, followed by our related response.

Form 10-K for the Fiscal Year Ended April 30, 2020

Consolidated Financial Statements

Note 11. Segments, Page F-38

1.

In our February 26, 2021 phone conference, you indicated that your CODM and Board of Directors regularly receive segment operating income information. Please describe the segment financial information regularly received by your CODM and Board of Directors, how frequently it is received and how the various segment measures in the financial information received are used by the CODM and Board of Directors. For any segment measure received, but not used by the CODM and/or Board of Directors, also explain the reason(s) why it is not used.

The Company’s chief operating decision maker (“CODM”) receives new business and fee revenue data broken down by line of business and by geography on a monthly basis. The information included in the new business and fee revenue decks is as described in the report title, and it includes trend data that is year-over-year and sequential, on a monthly or quarterly basis as appropriate. On a quarterly basis, the CODM also receives the earnings call deck that we post to our website the morning of our earnings call.

The earnings call deck contains:

1)	High level financial metrics at the consolidated Company level, including fee revenue, Adjusted EBITDA dollars, Adjusted EBITDA margin, and Adjusted Diluted EPS.

2)	The percentage of fee revenue represented by each line of business, each geography, and each industry.

3)

Fee revenue and Adjusted EBITDA (stacked bars that include quarterly amounts for each line of business) for the quarter being reported on, the prior quarter within the same fiscal year, and the same quarter in the prior fiscal year.

4)	Quarterly new business – consolidated and for each line of business on a trailing four quarter basis.

5)

A separate slide for each line of business that details fee revenue and Adjusted EBITDA in dollars and as a percent of fee revenue (the margin) along with operating statistics that are unique to each line of business. As an example, in Consulting we show consultant and execution staff productivity – hours worked, average bill rate, and headcount.

6)	The last slide shows our cash and marketable securities position for the quarter being reported on, the prior quarter within the same fiscal year, and the same quarter in the prior fiscal year.

The deck also has a page that includes descriptions for the footnotes used on the slides referenced above as well as an Appendix that contains all of the required reconciliations of each non-GAAP financial measure to the relevant U.S. GAAP financial measure. It is only in these pages in the Appendix where operating income and operating margin can be found, as they are part of the reconciliation.

In addition to the above, the CODM receives on a quarterly basis the earnings press releases and the periodic reports. He reviews these documents, but he does not use them as a management tool. These documents also contain all of the required reconciliations of non-GAAP financial measures to the relevant U.S. GAAP financial measure.

The Audit Committee of the Board of Directors receives the earnings call deck, the earnings press release, and the Company’s periodic filing, all on a quarterly basis. The Board of Directors receives the earnings call deck on a quarterly basis and the Annual Report on Form 10-K.

The CODM uses the new business, fee revenue, and Adjusted EBITDA (dollars and margin) to establish performance targets, assess performance, and make resource allocation decisions. The CODM does not use segment operating income information notwithstanding the fact that it is included in the Appendix of the earnings call deck that is provided to him. This is because, for him, Adjusted EBITDA better facilitates comparisons to historical performance, clearer analyses of potential future performance and forward earnings potential, and the identification of trends, in each case without the distortion that may be caused by less predictable charges and events.

The Audit Committee and Board of Directors use the information that they receive in the discharge of their governance responsibilities. As they are not responsible for the day-to-day management and resource allocation decisions, they do not use them as a management tool.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 226-6366 or Ari Lanin of Gibson, Dunn & Crutcher LLP at (310) 552-8581.

Sincerely,

/s/ Robert P. Rozek
Robert P. Rozek
Executive Vice President, Chief Financial Officer & Chief Corporate Officer

cc:	Don Ferrera, Ernst & Young LLP (via electronic mail)

Ari Lanin, Gibson, Dunn & Crutcher LLP (via electronic mail)

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